Exhibit 99.2

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX
(PGH) — NYSE
PENGROWTH ANNOUNCES 2010 GUIDANCE, BALANCING OPPORTUNITIES
AND FINANCIAL FLEXIBILITY
(Calgary, December 17th, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), today announced capital spending and operational guidance for 2010.
Pengrowth’s $285 million capital program for 2010 focuses on balancing opportunities between delivering results from its existing asset base, and the acquisition of assets in existing and new core areas. Pengrowth plans on maintaining financial flexibility and a prudent debt level in an uncertain commodity price environment by structuring its 2010 capital program to live within cashflow at or below current strip prices. Pengrowth will target a total (distributions plus capital expenditures) payout ratio of less than 100 percent with excess cashflow being made available, along with its $1.1 billion of committed credit capacity, to take advantage of the unique acquisition environment in the Western Canadian Sedimentary Basin (“WCSB”).
Pengrowth’s 2010 capital program is designed to be flexible, scalable, and responsive to uncertain commodity prices and market conditions. The capital program of $285 million represents an increase of approximately 33 percent compared with anticipated 2009 full year capital expenditures of $220 million. Capital amounts are prior to any drilling credits or incentive programs and may fluctuate somewhat dependant upon commodity prices. Should natural gas prices remain low or decline further, Pengrowth may choose to re-allocate capital to more oil weighted projects or deploy available cash flow to acquisition opportunities. Pengrowth will continue to monitor and adjust capital investment ensuring that it optimizes value and continues to live within its cash flow.
Over $500 million of viable projects on Pengrowth’s existing asset base were considered for the 2010 capital budget. Capital was allocated using strip prices while ensuring positive economics at a U.S. $60 per bbl West Texas Intermediate (“WTI”) oil price, and Cdn $3 per mcf AECO natural gas price. Full year production is forecast to be between 74,000 and 76,000 boe per day, following the anticipated sale of approximately 1,000 boe per day of production in late 2009.

Capital Allocation

2010 Capital Allocation	($ millions)

Drill, Complete, Tie-In	192
Major Projects (Lindbergh, Horn River, CO2)	28
Land and Seismic	8

TOTAL DEVELOPMENT CAPITAL	228

Facilities Maintenance	50
Other	7

TOTAL CAPITAL	285

*	Table may have rounding differences.
The 2010 capital program is focused 70 percent on oil development and liquids rich gas projects, with the biggest portion directed toward tight carbonate and heavy oil projects. The $192 million drilling and completions budget is expected to result in the drilling of 232 gross wells (153 net) in 2010.
In 2010, $82 million will be spent on operated tight carbonate plays including $27 million at Carson Creek and $21 million at Judy Creek. Pengrowth also plans to spend $15.5 million on its operated heavy oil projects, in addition to an expenditure of $15 million for its pilot Steam Assisted Gravity Drainage (“SAGD”) oil project at Lindbergh. At Horn River, Pengrowth’s shale gas property, $12 million has been budgeted to drill three wells this winter.
Production Volumes

2010 Production Volumes	Volume/day

Crude Oil (bbl per day)	28,300
Natural Gas Liquids (bbl per day)	8,900
Natural Gas (mcf per day)	226,800

TOTAL VOLUME (boe per day)	75,000	*

*	Assumes mid-point of guidance
Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes of between 74,000 and 76,000 boe per day and remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. Production volume guidance for 2010 reflects the sale of approximately 1,000 boe per day in late 2009. The 2010 capital program is designed to replace a portion of production while retaining cashflow for production additions through acquisitions. The 2010 production estimate makes no adjustment for acquisitions or dispositions that may occur during the year or increased capital spending that may occur as a result of favorable changes in the outlook on commodity prices.
Operating Costs
2010 operating costs of approximately $395 million are not expected to change on a year-over-year basis. Although Pengrowth anticipates an increase in power and labour costs, it is expected that the remainder of its other operating costs will remain essentially flat. The anticipated increases in power and labour costs combined with an anticipated lower average production rate for 2010 has resulted in an estimated $14.40 per boe operating cost for 2010, a six percent increase when compared to the 2009 full year forecast of $13.50 per boe. Pengrowth will continue to actively manage its power usage, the single largest component of its operating costs, through its power shedding and hedging programs.

Updated detail on Pengrowth’s power hedges is included in the hedging section of this release.
General and Administrative
Total general and administrative (G&A) costs are expected to decrease slightly for 2010 to $2.23 per boe when compared to full year 2009 guidance of $2.27 per boe, despite declining production guidance for 2010 versus 2009. Included in Pengrowth’s 2010 G&A forecast, are non-cash G&A costs of approximately $0.37 per boe. The 2010 G&A budget does not include any further costs associated with the Canadian Open golf tournament, the Saddledome sponsorship, Pengrowth’s Spring and Fall investor conferences, and any office expenses associated with Pengrowth’s recently closed London and Toronto offices. Total costs associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation are estimated to be approximately $1 million and have been included in the 2010 G&A costs.

2010 Full Year Guidance Summary

Average daily production volume (boe per day)	74,000 – 76,000	(1)
Total Capital Expenditures ($ millions)	$285
Operating costs (per boe)	$14.40	(2)
General and Administrative costs (per boe)	$2.23	(2)

(1)	The 2010 impact excludes potential acquisitions or dispositions

(2)	Assumes mid-point of production guidance
Hedging
The following table provides an update on Pengrowth’s current hedge positions. Pengrowth’s hedging policy intends to ensure cash flow certainty for its capital and distribution programs. Pengrowth expects to continue to layer in hedges for 2010 and 2011 dependent on commodity prices, its financial position, and its plans with respect to capital spending and acquisitions.

		Hedged	Price
Natural Gas	Year	Volumes (Mcf/day)	CDN/Mcf

	2010	102,151	$6.14
	2011	38,174	$5.90

		Hedged	Price
Crude Oil	Year	Volumes (Bbls/day)	CDN/Bbl

	2010	12,500	$82.09
	2011	500	$82.44

		Hedged	Price
Power Purchases	Year	Volumes (MW)	CDN/MWh

	2010	15	$47.47
Outlook
Pengrowth is well positioned to be able to take advantage of the low cost, high value organic drilling opportunities resident in its large drilling inventory, as well as having the financial resources and technical acumen to identify and execute on value added acquisition opportunities in the coming year. Pengrowth is focused on acquisitions that will contribute to the overall value of the company, and is not just focused on becoming larger.
“We are picky, patient and persistent and we intend to spend every cent of our shareholders money as if it were our own” said Derek Evans, Pengrowth’s President and Chief Executive

Officer. “We are excited about the opportunities that 2010 presents and look forward to delivering exceptional shareholder value in the coming months.”
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on operating low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, oil sands, shale gas and Coalbed methane as well as the addition of production through acquisition. Pengrowth anticipates converting to a dividend paying corporation on or prior to January 1, 2011. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
PENGROWTH CORPORATION

Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on company interest before the deduction of royalties.
Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2010 capital expenditures, the allocation of capital expenditures, production, production volumes, operating costs per boe, Pengrowth’s production profile, operating costs, the offset of higher netbacks against operating costs,

G&A expenses and reserve life index, reserves and the replacement thereof, and the anticipation of converting to a dividend paying corporation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading “Business Risks” in our most recent management’s discussion and analysis and under “Risk Factors” in our Annual Information Form dated March 24, 2009.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.
The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.